Exhibit 99.1

FLY LEASING REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS

Dublin, Ireland, November 17, 2016 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2016.

Highlights
•	Net Income of $22.9 million, or $0.70 per share
•	Adjusted Net Income of $17.3 million, or $0.53 per share
•	Acquired seven aircraft at a cost of $467 million
•	Sold three older aircraft for a gain of $4.1 million, a 19% premium to net book value
•	Repurchased 894,011 shares at an average price of $11.34 per share

“FLY is continuing to execute its program to enhance shareholder value,” said Colm Barrington, FLY’s CEO. “We are selling older aircraft at gains to book value and investing the proceeds in newer models, mainly in attractive sale and leaseback transactions, as well as repurchasing our shares. These initiatives are producing solid operating results, with net income of 70 cents per share for the quarter.”

“In the quarter we sold three aircraft with an average age of 15 years, generating a gain of $4.1 million, a 19% premium to net book value,” added Barrington. “Meanwhile, we invested $467 million in seven aircraft with an average age of about two-and-one-half years. The impact of these and earlier transactions on our portfolio metrics was significant, reducing our fleet age to 6.2 years and increasing our average lease term to 6.7 years.  FLY continues to have ample resources to fund its growth strategy with more than $1 billion of unrestricted cash, available debt capacity and unencumbered assets providing more than $2 billion of purchasing power.”

“FLY continued to repurchase shares, acquiring nearly 900,000 shares in the quarter,” said Barrington. “Since September 2015, we have repurchased 22% of our shares at a significant discount to net book value, which helped increase FLY's book value to nearly $20.00 per share.”

“Our clients continue to perform strongly,” added Barrington. “2016 will be the most profitable year for the world’s airlines due to strong passenger growth, high load factors and low fuel prices. This is good news for the aircraft leasing industry, as are recent decisions by the manufacturers to reduce aircraft supply by cutting the production rates of certain aircraft types. We continue to see a strong market for aircraft sales and opportunities for aircraft purchases.”

Financial Results

FLY is reporting net income of $22.9 million, or $0.70 per share, for the third quarter of 2016. This compares to a restated net income of $27.5 million, or $0.66 per share, for the same period in 2015.

Net income for the nine months ended September 30, 2016 was $34.7 million, or $1.03 per share. The restated net income was $3.7 million, or $0.07 per share, for the same period in 2015.

Adjusted Net Income

Adjusted Net Income was $17.3 million for the third quarter of 2016, compared to $41.1 million for the same period in the previous year.  On a per share basis, Adjusted Net Income was $0.53 in the third quarter of 2016, compared to $0.99 for the third quarter of 2015.  For the nine months ended September 30, 2016, Adjusted Net Income was $48.7 million, or $1.45 per share, compared to $83.7 million, or $2.01 per share for the same period in 2015.

Share Repurchases

During the first nine months of 2016, FLY repurchased 3.2 million shares for approximately $38 million. At September 30, 2016, approximately $69 million remained available under the current $75 million share repurchase program. At September 30, 2016, there were 32.5 million shares outstanding.

Financial Position

At September 30, 2016, FLY’s total assets were $3.5 billion, including investment in flight equipment totaling $3.1 billion.

Cash and cash equivalents at September 30, 2016 totaled $386.4 million, of which $324.5 million was unrestricted.  The book value per share at September 30, 2016 was $19.99.

Aircraft Portfolio

At September 30, 2016, FLY’s 81 aircraft were on lease to 43 airlines in 28 countries. The table does not show aircraft that were held for sale, which were one and thirteen at September 30, 2016 and December 31, 2015, respectively, or the two Boeing 767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sep 30, 2016	Dec 31, 2015
Airbus A319	9	10
Airbus A320	15	14
Airbus A321	3	3
Airbus A330	3	4
Airbus A340	2	3
Boeing 737	40	39
Boeing 757	3	3
Boeing 767	—	1
Boeing 777	2	2
Boeing 787	4	1
Total	81	80

At September 30, 2016, the average age of the portfolio weighted by net book value of each aircraft, was 6.2 years. The average remaining lease term was 6.7 years, also weighted by net book value. At September 30, 2016, FLY’s portfolio was generating annualized rental revenue of approximately $347 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 17, 2016.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 95203082.  A live webcast with slide presentation will be available on the Events page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft.  FLY acquires and leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world.  FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.  For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt DallasF
LY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Sep. 30, 2016 (Unaudited)	Three months ended Sep. 30, 2015 (Restated & Unaudited)	Nine months ended Sep. 30, 2016 (Unaudited)	Nine months ended Sep. 30, 2015 (Restated & Unaudited)
Revenues
Operating lease rental revenue	$82,714	$104,356	$231,221	$310,910
End of lease revenue	66	1,270	8,148	26,882
Amortization of lease incentives	(2,000)	(6,845)	(7,090)	(15,638)
Amortization of lease premiums, discounts and other	(103)	(461)	(310)	(2,047)
Operating lease revenue	80,677	98,320	231,969	320,107
Finance lease income	226	—	2,002	—
Equity earnings from unconsolidated subsidiary	140	353	404	1,034
Gain on sale of aircraft	4,103	13,604	9,689	16,241
Interest and other income	151	378	375	1,381
Total revenues	85,297	112,655	244,439	338,763
Expenses
Depreciation	31,389	30,097	88,890	124,087
Aircraft impairment	—	—	4,122	51,825
Interest expense	31,079	36,195	91,387	112,724
Net loss on modification and extinguishment of debt	7	3,206	5,146	9,375
Selling, general and administrative	8,369	7,795	24,022	26,632
Ineffective, dedesignated and terminated derivatives	79	3,190	343	4,682
Maintenance and other costs	274	1,737	1,928	4,400
Total expenses	71,197	82,220	215,838	333,725
Net income before provision for income taxes	14,100	30,435	28,601	5,038
Provision (benefit) for income taxes	(8,842)	2,952	(6,118)	1,385
Net income	$22,942	$27,483	$34,719	$3,653
Weighted average number of shares
- Basic	32,824,486	41,462,995	33,561,684	41,451,035
- Diluted	32,824,486	41,544,423	33,561,684	41,560,388
Earnings per share
- Basic and Diluted	$0.70	$0.66	$1.03	$0.07
Dividends declared and paid per share	$—	$0.25	$—	$0.75

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Sep. 30, 2016 (Unaudited)	Dec. 31, 2015 (Audited)
Assets
Cash and cash equivalents	$324,503	$275,998
Restricted cash and cash equivalents	61,901	174,933
Rent receivables	855	124
Investment in unconsolidated subsidiary	7,574	7,170
Investment in direct finance lease, net	—	34,878
Flight equipment held for sale, net	17,392	237,262
Flight equipment held for operating lease, net	2,946,337	2,585,426
Maintenance right asset, net	91,413	94,493
Fair market value of derivative assets	—	241
Other assets, net	7,138	6,450
Total assets	$3,457,113	$3,416,975
Liabilities
Accounts payable and accrued liabilities	$26,668	$17,548
Rentals received in advance	14,391	14,560
Payable to related parties	8,827	7,170
Security deposits	46,654	48,876
Maintenance payment liability	207,852	194,543
Unsecured borrowings, net	690,895	689,409
Secured borrowings, net	1,743,221	1,695,711
Deferred tax liability, net	13,840	20,741
Fair market value of derivative liabilities	24,027	19,327
Other liabilities	32,100	52,126
Total liabilities	2,808,475	2,760,011
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,453,979 and 35,671,400 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	32	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	539,286	577,290
Retained earnings	129,857	95,138
Accumulated other comprehensive loss, net	(20,537)	(15,500)
Total shareholders’ equity	648,638	656,964
Total liabilities and shareholders’ equity	$3,457,113	$3,416,975

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Nine months ended Sep. 30, 2016 (Unaudited)	Nine months ended Sep. 30, 2015 (Restated & Unaudited)
Cash Flows from Operating Activities
Net income	$34,719	$3,653
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(404)	(1,034)
Direct finance lease income	(2,002)	—
Gain on sale of aircraft	(9,689)	(16,241)
Depreciation	88,890	124,087
Aircraft impairment	4,122	51,825
Amortization of debt discounts and issuance costs	7,205	9,080
Amortization of lease incentives	7,090	15,638
Amortization of lease discounts, premiums and other items	300	1,800
Amortization of fair market value adjustments associated with the GAAM acquisition	1,305	2,884
Net loss on modification and extinguishment of debt	4,096	7,307
Share-based compensation	—	195
Unrealized foreign exchange (gain) loss	750	(693)
Provision (benefit) for deferred income taxes	(6,304)	892
Loss on derivative instruments	349	3,562
Security deposits and maintenance payment liability recognized into earnings	(3,450)	(27,118)
Security deposits applied towards operating lease revenues	(774)	—
Cash receipts in settlement of maintenance rights	6,150	—
Changes in operating assets and liabilities:
Rent receivables	(731)	5,251
Other assets	(1,395)	1,708
Payable to related parties	(9,765)	(7,912)
Accounts payable, accrued and other liabilities	5,542	19,743
Net cash flows provided by operating activities	126,004	194,627
Cash Flows from Investing Activities
Investment in unconsolidated subsidiary	—	(2,009)
Rent received from direct finance lease	2,777	—
Purchase of flight equipment	(505,824)	(366,772)
Proceeds from sale of aircraft	273,877	527,898
Payment for aircraft improvement	(2,266)	(7,495)
Lessor payments for lease incentive obligations	(1,942)	(16,653)
Net cash flows provided by (used in) investing activities	(233,378)	134,969

	Nine months ended Sep. 30, 2016 (Unaudited)	Nine months ended Sep. 30, 2015 (Restated & Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	113,025	(46,583)
Security deposits received	3,920	7,882
Security deposits returned	(6,640)	(7,448)
Maintenance payment liability receipts	54,654	63,865
Maintenance payment liability disbursements	(6,068)	(33,901)
Net swap termination payments	(709)	23
Debt issuance costs	(1,169)	(917)
Proceeds from secured borrowings	408,282	147,276
Repayment of secured borrowings	(371,579)	(384,576)
Shares repurchased	(37,899)	(1,853)
Dividends	—	(31,084)
Dividend equivalents	—	(849)
Net cash flows provided by (used in) financing activities	155,817	(288,165)
Effect of exchange rate changes on cash and cash equivalents	62	(119)
Net increase in cash	48,505	41,312
Cash at beginning of period	275,998	337,560
Cash at end of period	$324,503	$378,872
Supplemental Disclosure:
Cash paid during the period for:
Interest	$70,458	$91,408
Taxes	352	157
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	—	3,292
Maintenance payment liability applied to rent receivables	—	2,523
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	1,590	240
Noncash activities:
Aircraft improvement	387	1,693
Noncash activities in connection with purchase of aircraft	2,475	20,344
Noncash activities in connection with sale of aircraft	46,536	36,595

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Sep. 30, 2016 (Unaudited)	Three months ended Sep. 30, 2015 (Restated & Unaudited)	Nine months ended Sep. 30, 2016 (Unaudited)	Nine months ended Sep. 30, 2015 (Restated & Unaudited)
Net income	$22,942	$27,483	$34,719	$3,653
Adjustments:
Aircraft impairment	—	—	4,122	51,825
Amortization of debt discounts and loan issue costs	2,510	3,123	7,205	9,080
Amortization of lease premiums, discounts and other	94	479	300	1,800
Amortization of fair value adjustments recorded in purchase accounting	313	748	1,305	2,884
Net loss on modification and extinguishment of debt	7	3,206	5,146	9,375
Non-cash share based compensation	—	—	—	195
Professional fees related to restatement	33	—	1,134	—
Unrealized foreign exchange (gain) loss	220	67	750	(693)
Deferred income taxes	(8,897)	2,807	(6,304)	892
Ineffective, dedesignated and terminated derivatives	79	3,190	343	4,682
Adjusted Net Income	$17,301	$41,103	$48,720	$83,693
Average Shareholders’ Equity	$640,618	$717,846	$642,714	$737,903
Adjusted Return on Equity	10.8%	22.9%	10.1%	15.1%

Weighted average diluted shares outstanding	32,824,486	41,544,423	33,561,684	41,560,388
Adjusted Net Income per share	$0.53	$0.99	$1.45	$2.01

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) net losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) legal and accounting expenses related to the restatement of our financial statements and related litigation (vii) unrealized foreign exchange gains and losses; (viii) deferred income taxes; and (ix) the ineffective portion and charges associated with cash flow hedges.  The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations.  Adjusted return on equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess the ongoing performance of our operations on a consistent basis from period to period.  Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends.  In addition, we believe that Adjusted Net Income and Adjusted Return on Equity help us and our investors and potential investors compare our performance to our competitors.  These measures should be considered in addition to, not as a substitute for net income or other financial measure determined in accordance with Accounting Principles Generally Accepted in the United States.  FLY’s definitions may be different than those used by other companies, limiting their usefulness as comparative measures.